Exhibit 3.3

Amendment to the Organizational Regulations of Logitech International S.A.

Section 2.6 of the Organizational Regulations of Logitech International S.A. is hereby amended to remove the requirement that the signature of at least one member of the Board of Directors is required on all documents executed on behalf of the Company. Section 2.6 of the Organizational Regulations is amended and restated as follows:

“2.6	Signatory rights

The Chairman and those members of the Board of Directors who shall have the right to represent the Company shall have either:

a.	Collective signature authority, to be exercised together with another person authorized to sign, or

b.	Individual signature authority, in which case their acts require prior approval of another person authorized to sign.

The signature of a member of the Board of Directors is not necessary on documents signed on behalf of the Company. Any two authorized officials of the Company registered with the Register of Commerce, including members of the Board of Directors, may execute documents on behalf of the Company. In addition, other officials of the Company may execute certain classes of documents on behalf of the Company together with authorized officials under limited powers of attorney granted by the Board of Directors.”